SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

In the Matter of                            CERTIFICATE
Cinergy Corp. et al.                        OF
File No.  70-9015                           NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary companies namely, Cinergy Services, Inc. ("Cinergy Services"), Cinergy Investments, Inc. ("Cinergy Investments"), The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison"), Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate
companies, the "Applicants")   and the Commission's order dated May 30,
1997 with respect thereto (Rel. No. 35-26723), Cinergy Services, on behalf of itself and the other Applicants, notifies the Commission that:

1. The following lists the maximum principal amount of external short-term borrowings i.e., bank borrowings and/or commercial paper at any time outstanding during the calendar quarter ended June 30, 2000 for the following companies: (a) CG&E - $79.7 million; (b) PSI - $85.3 million; (c) ULH&P - $0; (d) Lawrenceburg - $0; (e) West Harrison - $0; (f) Miami - $0; (g) Tri-State - $0; (h) KO - $0; and (i) Cinergy Services - $0.

2. With respect to the operation of the Cinergy system money pool during the calendar quarter ended June 30, 2000: (a) t he average annual interest rate applicable to borrowings by partic ipating companies was 6.52%; (b) the maximum principa l amount of money pool borrowings incurred by the respective Applicants and outstanding at any time during the aforesaid quarterly period was as follows: (i) CG&E - $42.9 million, (ii) PSI - $70.4 million, (iii) ULH&P - $22.7 million,
     (iv) Lawrenceburg - $0, (v) West Harrison - $0, (vi) Miami - $0, (vii) Tri-State - $0, (viii) KO - $0, and (ix) Cinergy Services - $8.5 million; and (c) the maximum principal amount of funds loaned through the money pool by the respective Applicants and outstanding at any time during the aforesaid quarterly period was as follows: (i) Cinergy - $1.3 million, (ii) CG&E - $56.8 million, (iii) PSI - $53.0 million, (iv) ULH&P - $0, (v) Lawrenceburg - $0, (vi) West Harrison - $0, (vii) Miami - $0, (viii) Tri-State - $0, (ix) KO - $0, and (x) Cinergy Services - $23.4 million.

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                      S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 11, 2000

                                     CINERGY SERVICES, INC.

                                     By: /s/Andrew Turk
                                         Vice President & Treasurer